FORM 4 Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b). (Print or Type Responses)

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section
17(a) of the Public Utility Holding Company Act of 1935 or Section 30(h) of the
Investment Company Act of 1940

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1. Name and Address of Reporting Person * Gibson, Michael L. (Last) (First) (Middle) 8 West Peoria, Suite 200 (Street) Paola, KS 66071 (City) (State) (Zip)	2. Issuer Name and Ticker or Trading Symbol Team Financial, Inc. TFIN 3. I.R.S. Identification Number of Reporting Person, if an entity (voluntary)

4. Statement for (Month/Day/Year) January 2003 5. If Amendment, Date of Original (Month/Day/Year)

 6. Relationship of Reporting Person(s) to Issuer

     (Check all applicable)

   x   Director

       10% Owner

       Officer (give title below)

       Other (specify below)

President of Investments/CFO

 7. Individual or Joint/Group
     Filing (Check Applicable Line)

   x   Form filed by One Reporting Person

      Form filed by More than One Reporting Person

Table I - Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned

1. Title of Security (Instr. 3)	2. Transaction Date (Month/Day/ Year)	2A. Deemed Execution Date, if any (Month/Day/ Year)	3. Transaction Code (Instr. 8)		4. Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)			5. Amount of Securities Beneficially Owned Following Reported Transaction(s) (Instr. 3 and 4)	6. Ownership Form: Direct (D) or Indirect (I) (Instr. 4)	7. Nature of Indirect Beneficial Ownership (Instr. 4)
			Code	V	Amount	(A) or (D)	Price
Common Stock, No Par Value								47,050	I	Living Trust dated 4/25/01
Common Stock, No Par Value								129,894	I	by ESOP

Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)

1. Title of Derivative Security (Instr. 3)	2. Conversion or Exercise Price of Derivative Security	3. Transaction Date (Month/Day/ Year)	3A. Deemed Execution Date, if any (Month/Day/ Year)	4. Transaction Code (Instr. 8)		5. Number of Derivative Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)		6. Date Exercisable and Expiration Date (Month/Day/Year)		7. Title and Amount of Underlying Securities (Instr. 3 and 4)		8. Price of Derivative Security (Instr. 5)	9. Number of Derivative Securities Beneficially Owned Following Reported Transaction(s) (Instr. 4)	10. Ownership Form of Derivative Securities: Direct (D) or Indirect (I) (Instr. 4)	11. Nature of Indirect Beneficial Ownership (Instr. 4)
				Code	V	(A)	(D)	Date Exercisable	Expiration Date	Title	Amount or Number of Shares
Option	$8.94	12/31/99						12/31/00	12/31/09	Common Stock	17,500			D
Option	$8.94	01/01/00						(1)	01/01/10	Common Stock	10,000			D
Option	$6.625	01/01/01						(1)	01/01/11	Common Stock	10,000			D
Option	$8.32	01/01/02						(1)	01/01/12	Common Stock	10,000			D
Option	$10.106	12/31/02						12/31/03	12/31/12	Common Stock	2,500			D
Option	$10.106	01/01/03		A		10,000		(1)	01/01/13	Common Stock	10,000		60,000	D

 Explanation of Responses:

(1) Shares vest under these options in specified increments upon the reporting person and the company meeting specified financial

and/or qualitative objectives and goals.  At January 1, 2003,   20,100 shares had vested under these four options.

/s/ Michael L. Gibson ** Signature of Reporting Person	01/02/03 Date

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

* If the form is filed by more than one reporting person, see Instruction 4(b)(v).

** Intentional misstatements or omissions of facts constitute Federal Criminal Violations.
      See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note:   File three copies of this Form, one of which must be manually signed. If space is insufficient, see Instruction 6 for procedure.

http://www.sec.gov/divisions/corpfin/forms/form4.htm

Last update: 09/05/2002